HW Holdings, Inc.

506 S. Spring St., #13575

Los Angeles, CA 90013

September 22, 2015

VIA EDGAR CORRESPONDENCE

Mr. Blaise Rhodes

Division of Corporate Finance

Securities and Exchange Commission

Washington D.C. 20549

Dear Mr. Rhodes,

In connection with Our Company’s response and resolution to your recent review and letter containing the following comments:

“

Form 10-K for the Year Ended December 31, 2014

General

1.	You appear to have filed your Form 10-K for the year ended December 31, 2014 without officer and director signatures. Please amend your Form 10-K to provide the required signatures. Refer to General Instructions d(2) to Form 10-K.

Exhibit 32

2.	You appear to have filed your Form 10-K for the year ended December 31, 2014 without providing the required certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Please amend your Form 10-K to provide these certifications. Refer to Item 601(b)(32) of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2015

3.	Please amend your Form 10-Q to include a Section 906 certification for the period ended March 2015, rather than March 31, 2014;

“

the undersigned hereby respectfully advises the Staff on behalf of the Company that:

  the Company is responsible for the adequacy and accuracy of the disclosure of the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s release regarding public release of comment letters and responses, you are requesting such acknowledgments from all companies whose filings are being reviewed and this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matters involving the Company.

Thank you for your attention.

Date: September 22, 2015	HW Holdings, Inc.

	By:	/s/ Kerry Chung
Name: Kerry Chung Title: Chief Executive Officer